Item 77I 	Deutsche Global Real Estate
Securities Fund and Deutsche Real
Estate Securities Income Fund (each a
series of Deutsche Securities Trust
(each, a "Fund"))
Deutsche Global Real Estate Securities Fund
Class R6 shares for Deutsche Global Real Estate
Securities Fund became effective on November 1,
2016. Class R6 shares are sold solely to participants in certain retirement plans, without a front-end sales load, a CDSC, a distribution fee or a service fee.
Deutsche Real Estate Securities Income Fund
Upon the recommendation of Deutsche Investment
Management Americas Inc., the Advisor, the
Fund's Board of Trustees has authorized the Fund's termination and liquidation, effective February 13, 2017 (the "Liquidation Date").